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SEC FILE NUMBER
8-00533

ANNUAL REPORTS
FORM X-17A-5
PART III

ERIN P GARRETT
Notary Public - State of New York
NO. 01GA6300313
Qualified in Ontario County

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sage, Rutty & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Corporate Woods, Suite 300
(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew J. Lacey	(585) 232-3760	mlacey@sagerutty.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeJoy & Co. CPAs, LLP
(Name – if individual, state last, first, and middle name)

280 East Broad Street, Suite 300	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

02/18/2004	1069
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Matthew J. Lacey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sage, Rutty & Co., Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ERIN P GARRETT
Notary Public - State of New York
NO. 01GA6300313
Qualified in Ontario County
My Commission Expires Mar 31, 2026

Signature: Matthew J Lacey

Title: Treasurer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAGE, RUTTY & CO., INC.

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEARS THEN ENDED:	
Statements of financial condition	1
Statements of income	2
Statements of changes in stockholders' equity	3
Statements of cash flows	4
Notes to financial statements	5 - 15
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2024:	
Schedule I - Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	16 - 17
Schedule II - Computation for determination of reserve requirements and information for possession or control requirements	18

DeJoy & Co.
CPAs, LLP
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Sage, Rutty & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Sage, Rutty & Co., Inc. (the "Company") as of December 31, 2024 and 2023, the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy & Co. CPAs, LLP

We have served as the Company's auditor since 2010.

February 27, 2025.

SAGE, RUTTY & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS		
Cash	$ 3,650,396	$ 1,520,307
Receivable from brokers or dealers	1,784,321	1,451,075
Securities owned, at fair value	2,991,425	3,917,067
Income taxes receivable	255,050	357,998
Deposits and other assets	643,810	693,753
Furniture and equipment, net	223,144	144,054
Right of use assets	1,254,204	1,391,185
TOTAL ASSETS	$ 10,802,350	$ 9,475,439
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accrued compensation and related taxes	$ 1,451,258	$ 1,237,444
Accrued profit sharing	1,006,203	738,942
Dividends payable	584,700	499,736
Other accrued expenses	1,103,664	1,365,081
Deferred income tax liability	292,597	198,799
Income taxes payable	1,400	1,575
Lease liabilities	1,286,333	1,418,378
Total liabilities	5,726,155	5,459,955
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.01 par value 100,000 shares authorized	840	840
Class B common stock, $0.01 par value 100,000 shares authorized	82	82
Additional paid-in capital	1,030,776	1,030,776
Retained earnings	9,014,974	7,873,509
	10,046,672	8,905,207
Less - treasury stock, at cost	(4,970,477)	(4,889,723)
Total stockholders' equity	5,076,195	4,015,484
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,802,350	$ 9,475,439

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
REVENUES:		
Investment advisory fees	$ 21,615,674	$ 16,487,071
Commission income	5,414,986	5,430,933
Realized and unrealized gains (losses) on securities owned, net	74,358	(71,567)
Interest and dividends	352,709	321,015
Other income	262,479	261,293
	27,720,206	22,428,745
EXPENSES:		
Employee compensation, payroll taxes and benefits	22,676,697	18,705,354
Occupancy	709,675	656,278
Communications	684,857	628,998
Legal and professional fees	343,267	217,571
Association dues and registration fees	165,488	150,589
Advertising and marketing	157,632	159,978
Securities clearing expense	65,379	70,151
Other operating expenses	574,991	490,673
	25,377,986	21,079,592
INCOME BEFORE PROVISION FOR INCOME TAXES	2,342,220	1,349,153
PROVISION FOR INCOME TAXES	(616,055)	(333,981)
NET INCOME	$ 1,726,165	$ 1,015,172

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
BALANCE, January 1, 2023	$ 840	$ 82	$ 1,030,776	$ 9,297,348	$ (4,889,723)	$ 5,439,323
Dividends on common stock	-	-	-	(2,439,011)	-	(2,439,011)
Net income	-	-	-	1,015,172	-	1,015,172
BALANCE, December 31, 2023	840	82	1,030,776	7,873,509	(4,889,723)	4,015,484
Dividends on common stock	-	-	-	(584,700)	-	(584,700)
Repurchase of 600 shares of Class A common stock, at cost	-	-	-	-	(80,754)	(80,754)
Net income	-	-	-	1,726,165	-	1,726,165
BALANCE, December 31, 2024	$ 840	$ 82	$ 1,030,776	$ 9,014,974	$ (4,970,477)	$ 5,076,195

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,726,165	$ 1,015,172
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	61,816	74,844
Deferred income tax expense	93,798	75,496
Unrealized (gain) loss on securities owned, net	(74,358)	71,567
Non-cash lease expense	4,936	17,175
(Increase) decrease in receivable from brokers or dealers	(333,246)	1,061,136
Net sale (purchase) of securities owned	1,000,000	(1,748,043)
Decrease (increase) in income taxes receivable	102,948	(357,998)
Decrease (increase) in deposits and other assets	49,943	(100,207)
Increase in accrued compensation and related taxes	213,814	158,071
Increase (decrease) in accrued profit sharing	267,261	(7,212)
Decrease in other accrued expenses	(261,417)	(136,692)
Decrease in income taxes payable	(175)	(363,482)
Total adjustments	1,125,320	(1,255,345)
Net cash provided by (used in) operating activities	2,851,485	(240,173)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(140,906)	(113,340)
Net cash used in investing activities	(140,906)	(113,340)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(499,736)	(2,439,011)
Purchase of treasury stock	(80,754)	-
Net cash used in financing activities	(580,490)	(2,439,011)
NET INCREASE (DECREASE) IN CASH	2,130,089	(2,792,524)
CASH, beginning of year	1,520,307	4,312,831
CASH, end of year	$ 3,650,396	$ 1,520,307
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for income taxes, net	$ 419,484	$ 981,978
NON-CASH ACTIVITIES:		
Dividends payable	$ 584,700	$ 499,736
Right of use assets in exchange for lease liabilities	$ 280,869	$ -

The accompanying notes to financial statements are an integral part of these statements.

1. BUSINESS DESCRIPTION

Sage, Rutty & Co., Inc. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is also a member of Securities Investor Protection Corporation ("SIPC").

The Company offers discretionary and non-discretionary investment advisory management services, financial planning services, traditional security broker-dealer products, and insurance products to individual, institutional, and corporate clients. The Company's clients are located throughout the United States, but primarily in New York.

The Company executes transactions and introduces them to Wells Fargo Clearing Services, LLC, (the "Clearing Broker"), a New York Stock Exchange member firm, on a fully disclosed basis. Investment advisory services may also be provided through SEI Investments Company and Charles Schwab & Co., Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, the valuation of securities owned, the valuation of deferred income taxes, and the depreciable lives of furniture and equipment. Accordingly, actual results may differ from those estimates.

Cash -

The Company has defined cash as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business.

Receivable from brokers or dealers and allowance for credit losses -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for credit losses, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2024 and 2023. Accounts are charged off against the allowance for credit losses when management determines such accounts are uncollectible.

Securities owned -

Securities owned are stated at fair value. Realized and unrealized gains or losses are recorded net in the accompanying statements of income. Net realized and unrealized gains (losses) on securities owned was $74,358 and $(71,567) for the years ended December 31, 2024 and 2023, respectively.

Depreciation -

Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Leasehold improvements	Remaining term of the related lease
Furniture and equipment	3 - 7 years
Vehicles	5 years

Furniture and equipment -

Furniture and equipment are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the asset to the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the assets are considered to be impaired, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair value measurements -

The framework for measuring fair value provides a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Advertising -

Advertising costs are expensed as incurred. Advertising expenses were $19,058 and $35,196 for the years ended December 31, 2024 and 2023, respectively.

Income taxes -

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Recent accounting pronouncement -

Effective January 1, 2024, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280). ASU 2023-07 requires additional information and disclosures about the Company's operating segment. See Note 13 for disclosures in accordance with ASU 2023-07.

Subsequent events -

The Company has evaluated subsequent events through February 27, 2025, the date the financial statements were available to be issued. There were no subsequent events requiring disclosure during the period then ended.

3. REVENUE RECOGNITION

Recognition -

Revenues are recognized when the promised services are provided to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Investment advisory fees -

Investment advisory fees represent fees charged to clients' accounts based on the market value of assets. The services and related obligations associated with this revenue, which include investment advice and active management of client assets are generally satisfied over each calendar quarter. The revenue is recognized ratably over time to match the continued delivery of performance obligations to the client over the life of the contract. The consideration for this revenue is variable in nature, and is considered by management to be constrained due to dependence on unpredictable market fluctuation on client portfolio values. The constraint on variable consideration is removed once the portfolio value can be determined.

Commission income -

The Company views the selling, distribution and marketing, or any combination thereof, of investment products as a single performance obligation to the product sponsors. The Company is the principal for commission income, as it is responsible for the execution of the client-investors' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations.

The following table presents total commission income disaggregated by investment product category for the years ended December 31:

	2024	2023
Mutual funds	$2,252,170	$2,474,168
Annuities	2,429,507	2,200,130
Fixed income	448,651	534,273
Equities	157,926	121,164
Insurance	70,797	47,458
Other	55,935	53,740
Total commission income	$5,414,986	$5,430,933

The Company generates two types of commission income: (1) sales-based commission income that is recognized at the time of the transaction on a trade date basis and (2) trailing commission income that is recognized subsequent to the initial transaction over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the time of the transaction. Trailing commission income is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going advisory support, are performed. As trailing commission income is based on the market value of clients' investment holdings, recognition of this variable consideration is constrained, and thus is not recognized, until the market value is determinable.

The following table presents sales-based and trailing commission income disaggregated by investment product category for the year ended December 31:

	2024	2023
Sales-based		
Fixed income	$ 448,651	$ 534,273
Mutual funds	167,174	186,700
Annuities	189,375	140,603
Equities	157,926	121,164
Other	96,017	67,328
Total sales-based income	1,059,143	1,050,068
Trailing		
Mutual funds	2,084,996	2,287,468
Annuities	2,240,132	2,059,527
Other	30,715	33,870
Total trailing income	4,355,843	4,380,865
Total commission income	$5,414,986	$5,430,933

Realized and unrealized losses on securities owned and interest and dividends -

Realized and unrealized losses on securities owned and interest and dividends include mark-to-market gains and losses on securities owned by the Company as well as interest earned on cash. Interest is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Other income -

Other income primarily includes amounts earned from an award from the Clearing Broker. The amount was initially deferred on the statement of financial condition, when received, and is being recorded as income over the term of the award period.

4. SECURITIES OWNED

The following is a summary of securities owned at December 31, 2024:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 551,427	$1,688,213	$ -	$2,239,640
Certificates of deposit	748,043	3,742	-	751,785
Total securities owned	$1,299,470	$1,691,955	-	$2,991,425

The following is a summary of securities owned at December 31, 2023:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 551,427	$1,616,175	$ -	$2,167,602
Certificates of deposit	1,748,043	1,538	(116)	1,749,465
Total securities owned	$2,299,470	$1,617,713	$(116)	$3,917,067

5. FAIR VALUE MEASUREMENTS

The fair value of securities owned on a recurring basis at December 31, 2024 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$2,239,640	$ -	$ -	$2,239,640
Certificates of deposit	-	751,785	-	751,785
	$2,239,640	$ 751,785	$ -	$2,991,425

The fair value of securities owned on a recurring basis at December 31, 2023 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$2,167,602	$ -	$ -	$2,167,602
Certificates of deposit	-	1,749,465	-	1,749,465
	$2,167,602	$1,749,465	$ -	$3,917,067

The fair value of domestic common stocks is based on quoted market prices. They are classified as Level 1 since they are traded in an active market for which closing prices are readily available. The fair value of certificates of deposit is based on market prices from available sources. They are classified as Level 2 since these prices are based on similar instruments in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.

There have been no changes in the fair value methodologies used at December 31, 2024 and 2023.

There was no activity requiring a reconciliation of Level 3 securities owned during the years ended December 31, 2024 and 2023.

6. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2024	2023
Leasehold improvements	$168,265	$ 62,761
Furniture and equipment	564,936	531,300
Vehicles	118,996	118,996
	852,197	713,057
Less - accumulated depreciation	(629,053)	(569,003)
Furniture and equipment, net	$ 223,144	$ 144,054

Depreciation expense totaled $61,816 and $74,844 for the years ended December 31, 2024 and 2023, respectively.

7. LINE OF CREDIT

The Company has an unsecured line of credit agreement with Manufacturers and Traders Trust Company (the "Bank") with maximum borrowings of $750,000. Interest is payable monthly at the Bank's prime rate (the prime rate was 7.50% at December 31, 2024). There were no outstanding borrowings under the line of credit at December 31, 2024 or 2023.

8. COMMITMENTS AND CONTINGENCIES

The Company has a lease for office space. The lease agreement includes scheduled rent increases and expires in May 2027. Under the agreement, the Company will have the option at the end of the lease term to renew the agreement for up to an additional five years.

The Company also has a lease for copiers under a non-cancelable lease agreement which extends through September 2029.

At December 31, 2024 and 2023, the Company reported amounts in the statements of financial condition for the right of use assets of $1,254,204 and $1,391,185, respectively. At December 31, 2024 and 2023, the Company reported amounts in the statements of financial condition for lease liabilities of $1,286,333 and $1,418,378, respectively.

Estimated future minimum lease payments required under the above lease agreements at December 31, 2024 are as follows:

Year ending December 31,	
2025	$ 522,965
2026	536,858
2027	248,112
2028	34,778
2029	26,084
	1,368,797
Less: interest	(82,464)
Present value of lease liabilities	$1,286,333

The weighted-average remaining lease term was 2.2 years and 3.4 years as of December 31, 2024 and December 31, 2023, respectively. The weighted-average discount rate was 4.75% for the operating leases as of December 31, 2024 and December 31, 2023. The Company applied its incremental borrowing rate based on the information available at the commencement of the related leases in determining the present value of future lease payments.

Cash paid for operating lease liabilities totaled $473,802 and $442,529, for the years ended December 31, 2024 and 2023, respectively.

In addition to the base rental payments, the Company is required to pay its pro-rata share of electricity and real estate taxes.

The Company is subject to a clearing agreement with the Clearing Broker to provide clearing, execution, and other services to the Company. The agreement is for a term of five years and automatically renews for twelve months unless advance termination notice is provided by either party thirty days prior to the automatic renewal date. Termination of the agreement for other reasons by either party will result in a termination fee to be paid by the Company.

The Company may be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management based on consultations with counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's financial statements.

9. INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31:

	2024	2023
Current -		
Federal	$389,898	$204,944
State	132,359	53,541
	522,257	258,485
Deferred -		
Federal	74,051	59,601
State	19,747	15,895
	93,798	75,496
	$616,055	$333,981

Deferred income tax (liabilities) assets are comprised of the following at December 31:

	2024	2023
Deferred income tax (liabilities) assets -		
Unrealized securities gain, net	$(450,060)	$(430,281)
Accrued expenses	201,717	270,877
Prepaid asset arrangements	(60,622)	(81,696)
Accrued compensation	45,686	63,015
Deferred rent payable	8,546	7,233
Depreciation and amortization	(48,489)	(38,067)
Other	10,625	10,120
	$(292,597)	$(198,799)

A reconciliation of the income tax provision computed by applying the statutory United States federal income tax rate and the income tax provision reflected in the accompanying statements of income are as follows for the years ended December 31:

	2024	2023
Provision at federal statutory rate	$491,866	$283,322
State income tax provision, net of federal income tax effects	128,413	56,248
Nondeductible expenses	3,790	4,851
Tax-exempt income	(8,014)	(10,440)
Total	$616,055	$333,981

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2024, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2021 through 2024 tax years. At both December 31, 2024 and 2023, a liability for uncertain tax positions was $32,032 and is reported in other accrued expenses on the accompanying statements of financial condition.

10. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a profit sharing 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer a maximum of 100% of their compensation, not to exceed the annual limitation prescribed under the Internal Revenue Code and may select from a number of available investment options. The Company may elect to make a profit sharing contribution, at its discretion. Total Company contributions to the Plan were $1,006,203 and $738,942 for the years ended December 31, 2024 and 2023, respectively.

11. STOCKHOLDERS' EQUITY

The holders of the Class A voting common stock are entitled to one vote for each share held at all meetings of stockholders and shall have the sole and exclusive right to vote on or approve any corporate action requiring stockholder approval. All other rights of the Class A voting common stock and Class B non-voting common stock are identical

Issued, outstanding and treasury shares of Class A voting common stock and Class B non-voting common stock are as follows at December 31:

	2024	2023
Class A -		
Issued	84,000	84,000
Outstanding	23,715	24,315
Treasury	60,285	59,685
Class B -		
Issued	8,188	8,188
Outstanding	5,520	5,520
Treasury	2,668	2,668

12. CREDIT RISK CONCENTRATIONS

The Company maintained bank balances that, at times, exceeded the federally insured limit as of and during the years ended December 31, 2024 and 2023. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

As discussed in Note 1, the Company executes transactions and introduces customers to the Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. SEGMENT REPORTING

The Company is engaged in a single line of business as a comprehensive financial services firm, which is comprised of several classes of services, including dealer management business activities, financial and wealth management planning, and investment advisory. The Company's chief operating decision maker ("CODM") is the senior executive committee that includes the executive chairman, president and executive vice-president, finance. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 14), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies in Note 2. The Company operates in a single reportable segment; therefore, all financial information, including revenues, expenses, and assets, is included in the accompanying financial statements.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $1,601,278 which was $1,322,654 in excess of its required net capital of $278,624. The Company's net capital ratio was 2.61 to 1.

SCHEDULE I

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 5,076,195
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		5,076,195
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		$ 5,076,195
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	$ 2,843,752	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities	-	
D. Other deductions and/or charges	-	(2,843,752)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		2,232,443
9. Haircuts on securities:		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	404,163	
D. Undue concentration	227,002	
E. Other	-	(631,165)
10. Net capital		$ 1,601,278

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$ 278,624
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
13. Net capital requirement (greater of line 11 or 12)	$ 278,624
14. Excess net capital (line 10 less 13)	$ 1,322,654
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 1,183,343

(Continued on page 17)

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	4,179,354
17. Add:		
A. Drafts for immediate credit		-
B. Market value of securities borrowed for which no equivalent value is paid or credited		-
C. Other unrecorded amounts		-
19. Total aggregate indebtedness	$	4,179,354
20. Percentage of aggregate indebtedness to net capital		261.0%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2024)

Excess net capital per the Company's FOCUS Report (unaudited)	$	792,195
Adjustments made to income and expense accounts which decrease ownership equity		(49,132)
Decrease to non-allowable assets		520,681
Decrease to minimum net capital required		37,690
Decrease in haircuts on securities		21,220
Excess net capital per this computation	$	1,322,654

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2024

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.

The accompanying notes to financial statements
are an integral part of this schedule.

Sage Rutty & Co., Inc.'s Exemption Report

Sage Rutty & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) With regard to the Company's dealer management business activities for transactions cleared on a fully disclosed basis with a clearing firm, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year except as described below:

   One customer check totaling $10,000 was received in October 2024 and was not promptly transmitted by the Company to the clearing firm.

3) With regard to the Company's dealer management direct subscription way sale of mutual funds and variable annuities, the Company is filing an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 because it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sage Rutty & Co., Inc.

I, Matthew J. Lacey, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Matthew J Lacey

By: Matthew J. Lacey

Title: Treasurer

Date: February 27, 2025

DeJoy & Co.
CPAs, LLP
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Sage, Rutty & Co., Inc.:

We have reviewed management's statements, included in the accompanying Sage, Rutty & Co., Inc.'s (the "Company") Exemption Report (the "Exemption Report"), in which (1) the Company identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to dealer management direct subscription way sale of mutual funds and variable annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

DeJoy & Co. CPAs, LLP

February 27, 2025.

SAGE, RUTTY & CO., INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES
YEAR ENDED DECEMBER 31, 2024

DeJoy & Co.
CPAs, LLP
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Sage, Rutty & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Sage, Rutty & Co., Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeJoy & Co. CPAs, LLP

February 27, 2025.